Mail Stop 6010
      February 3, 2006

By U.S. Mail and Facsimile to (781) 356-5799

Mr. Ronald J. Ryan
Vice President and Chief Financial Officer
Haemonetics Corporation
400 Wood Road
Braintree, MA 02184

		RE: 	Haemonetics Corporation
			Form 10-K for fiscal year ended April 2, 2005 Form 10-Q for the quarter ended October 1, 2005
      File No.  001-10730

Dear Mr. Ryan,

      We have reviewed your response letter dated January 23, 2006 and filings and have the following comment. Where indicated, we think you should revise your future documents in response to this comment.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-Q for the quarter ended October 1, 2005

Note 16 - Subsequent Event, page 17

1. Please refer to our prior comment 3. Since you entered into the referenced supply agreement with Baxter during the normal course of your business operations, classification of the litigation settlement under this agreement as non-operating income does not appear appropriate. Please present this gain within operating income in your future filings, starting with your fiscal 2006 third quarter Form 10-Q. Note the item may be disclosed as a separate line item within operating income.

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

      								Sincerely,

								Jay Webb
								Reviewing Accountant



??

??

??

??

Mr. Ronald J. Ryan
Haemonetics Corporation
Page 2